SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]  No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re IAI Military Aircraft Group has Signed a US$920,000 Contract With RADA Electronic Industries Ltd. to Supply an Avionics Computer for its Advanced UAVs dated January 26, 2005.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

IAI Military Aircraft Group has Signed a US$920,000 Contract With RADA Electronic Industries Ltd. to Supply an Avionics Computer for its Advanced UAVs

Wednesday January 26, 10:30 am ET

NETANYA, Israel, January 26 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News), announced today that IAI Military Aircraft Group (http://www.iai.co.il) has contracted RADA Electronic Industries Ltd. to develop and supply a state-of-the-art airborne avionics computer.

A number of airborne computers will be installed on IAI's UAVs. The development phase starts now, with deliveries planned to start in 2006. The initial contract is worth US$920,000.

Commenting on RADA's selection, Adar Azancot, RADA's Chief Executive Officer said: "We are proud that IAI has selected RADA to take part in this challanging effort to develop avionics equipment for its future UAV applications".

    Contacts

    Company:                                        Investor Relations:
    RADA Electronic Industries Ltd.                 Gelbart Kahana
    Elan Sigal - CFO                                Ehud Helft, Kenny Green
    Tel: +972-9-8921129                             Tel: +1-866-704-6710
    Elan_Sigal@rada.com                             Ehud@gk-biz.com
                                                    Kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: January 28, 2005